FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding proposed public offering of corporate bonds to the qualified investors of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on May 10, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republicc of China)
(Stock Code: 902)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hereby set out the announcement in respect of Proposed Public Offering of Corporate Bonds to Qualified Investors by Huaneng Power International, Inc. published on the website of Shanghai Stock Exchange by Huaneng Power International, Inc., which is only for reference.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary
As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
May 10, 2016

Stock code: 600011	Stock Short Name: Huaneng International	Serial Number of announcement: 2016- 021

HUANENG POWER INTERNATIONAL, INC.
ANNOUNCEMENT OF PROPOSED PUBLIC OFFERING OF
CORPORATE BONDS TO THE QUALIFIED INVESTORS

The board of directors and all directors of Huaneng Power International, Inc. (the “Company” or “Issuer”) warrant that there are no false representations, misleading statement contained in, or material omissions from, this announcement, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents in this announcement.

The Company proposed public offering (hereinafter referred to as the “Offering”) of an aggregate of no more than RMB4.2 billion of corporate bonds (hereinafter referred to as the “Bonds”) to qualified investors to meet the needs of production and operation of the Company, supplement working capital, and reduce financing costs.

On June 25, 2015, the 2014 Annual General Meeting of Shareholders of the Company considered and adopted the Motion of General Mandate to Issue Domestic and Overseas Debt Financing Instruments to agree the Company, within 24 months from the date of approval by the General Meeting of Shareholders, upon approval by the competent regulatory authorities, to issue an aggregate of no more than RMB10 billion (principal) equivalent domestic and overseas debt financing instruments at one time or in different stages, including but not limited to the corporate bonds in the domestic market and offshore RMB bonds in the overseas market, overseas USD bonds or other foreign currency bonds; it generally and unconditionally authorized the Board of Directors or more than two directors to determine the specific terms and conditions and related matters on issue of the relevant debt financing instruments according to the needs of the Company, market conditions as well as the regulatory requirements. The Sixteenth Meeting of the Eighth Session of the Board of Directors held by the Company on May 6, 2016 considered and adopted the Motion of Public Offering of Corporate Bonds to the Qualified Investors. The specific contents are as follows:

I.	DESCRIPTION OF THE COMPANY IN COMPLIANCE WITH THE CONDITIONS OF OFFERING CORPORATE BONDS

Pursuant to the Company Law, Securities Law, Measures on the Administration of Corporate Bond Issuance and Transaction and other relevant laws, regulations and normative documents, upon verification of the Company, the Company is in compliance with the relevant provisions on public offering of corporate bonds to the qualified investors, meeting the conditions and qualifications for public offering of corporate bonds to the qualified investors.

II.	OVERVIEW OF THE OFFERING

(I)	Offering size

The total size of offering is no more than RMB4.2 billion.

(II)	Target and mode of offering

The Bonds are issued to the qualified investors as specified by the Measures on the Administration of Corporate Bond Issuance and Transaction; the offering can be conducted in one time or by installments within the duration as approved by China Securities Regulatory Commission based on the schedule of use of proceeds.

(III)	Offering and listing and trading market

Shanghai Stock Exchange. The Company will submit an application for the listing and trading of the bonds to Shanghai Stock Exchange. As approved by the regulatory authority, the bonds can also be listed and traded in other stock exchanges as permitted by the applicable law. The specified trading market shall be determined by directors authorized by the Board of Directors in accordance with the approval of the relevant laws and regulations and regulatory authorities as well as market conditions.

(IV)	Bond variety and duration

The duration of the bonds is 5 to 10 years and the bonds may be a single variety or several different varieties. The specific varieties, duration and offering size of respective varieties shall be determined by directors authorized by the Board of Directors in accordance with the relevant regulations and market conditions.

(V)	Use of proceeds

The funds raised from the offering of bonds shall be used to adjust the debt structure and supplement working capital.

(VI)	Interest rate of the bonds

The bonds are issued at the fixed interest rate and the coupon rate of the bonds is determined by the directors authorized by the Board of Directors and the lead underwriter through consultation after market inquiry at the time of offering.

(VII)	Guarantee

The bonds are unsecured.

(VIII)	Guarantee measures for debt repayment

To further protect the interests of bond holders, during the term of the bonds, if the Company is expected failure to pay the principal or interests of the bonds on time, the Company will formulate and implement a variety of debt repayment security measures to practically protect the interests of the bond holders.

(IX)	Validity of the resolution

The validity of the resolution on the offering of the bonds shall be 24 months from the date of considering and adopting at the Sixteenth Meeting of the Eighth Session of the Board of Directors held by the Company to the date of approval at the 2014 Annual General Meeting of Shareholders.

III.	BRIEF FINANCIAL AND ACCOUNTING INFORMATION OF THE ISSUER

The 2013, 2014 and 2015 annual financial reports of the Company have been audited by KPMG Huazhen LLP (formerly known as “KPMG Huazhen (Special General Partnership)”), and KPMG Huazhen Shen Zi No. 1400668 Audit Report, KPMG Huazhen Shen Zi No. 1500518 Audit Report and KPMG Huazhen Shen Zi No. 1600666 Audit Report have been issued, respectively.

The following financial data for the year 2013, 2014 and 2015 were extracted from the audited financial report of the Company, among which the opening balances and the comparative figures of the consolidated financial statements in 2015 are restated according to the relevant requirements of the Accounting Standards for Enterprises due to the completion of the business combination under common control in 2015. The financial data in 2014 was extracted from the restated financial data in 2015. The financial data in 2013 was extracted from the audited financial report in 2013 that had not been restated.

(I)	The balance sheet, income statement and cash flows statement of the issuer over the past three years

1.	Consolidated financial statements over the past three years

(1)	Consolidated balance sheet over the past three years

Table-Consolidated balance sheet of the issuer over the past three years

Unit: RMB ten thousand

Assets	End of 2015	End of 2014 (restated)	End of 2013
Current assets
Cash at bank and on hand	753,781.26	1,358,087.81	943,338.54
Derivative financial assets	13,946.80	26,113.54	9,172.73
Notes receivable	197,778.97	88,183.55	75,533.11
Accounts receivable	1,439,961.12	1,559,072.06	1,480,679.03
Advances to suppliers	57,397.01	75,974.67	43,495.30
Interest receivable	17.52	35.72	6.96
Other receivables	130,729.71	107,444.98	79,363.85
Dividends receivable	30,500.00	20,517.87	15,000.00
Inventories	542,273.20	740,968.14	646,902.56
Assets classified as disposal group held for sale	–	–	55,767.09
Non-current assets due within one year	11,802.67	17,908.41	1,384.22
Other current assets	10,470.81	3,670.87	1,729.15
Total current assets	3,188,659.07	3,997,977.62	3,352,372.54
Non-current assets
Available-for-sale financial assets	512,786.29	438,351.52	162,777.76
Derivative financial assets	4,504.42	4,059.84	1,424.46
Long-term receivables	61,827.93	53,083.99	72,621.38
Long-term equity investment	1,951,662.87	1,751,788.78	1,795,194.04
Fixed assets	19,547,996.24	18,827,738.23	16,092,605.63
Construction-in-progress	2,020,255.12	2,175,194.26	1,887,753.26
Construction material	291,110.53	338,786.13	267,828.04
Fixed assets pending for disposal	10,331.09	8,745.63	5,860.30
Intangible assets	1,167,986.11	1,160,132.07	1,035,013.65
Goodwill	993,014.18	1,114,848.11	1,218,095.69
Long-term deferred expenses	14,812.29	16,605.45	15,024.47
Deferred income tax assets	130,554.79	111,523.17	76,256.09
Other non-current assets	77,471.33	89,250.87	44,658.00
Total non-current assets	26,784,313.19	26,090,108.05	22,675,112.77
Total assets	29,972,972.26	30,088,085.67	26,027,485.31

Liabilities and shareholders’ equity	End of 2015	End of 2014 (restated)	End of 2013
Current liabilities:
Short-term loans	4,988,348.93	4,662,600.43	3,793,704.62
Derivative financial liabilities	87,485.20	83,272.67	4,359.13
Notes payable	95,331.93	163,755.39	10,338.52
Accounts payable	844,976.87	1,138,068.93	1,217,448.65
Advances from customers	44,937.48	36,777.36	14,779.92
Employee benefits payable	31,328.42	24,751.67	18,883.73
Taxes payable	-122,623.43	-61,784.41	40,984.73
Interest payable	87,433.34	116,236.65	104,740.96
Dividends payable	78,889.50	45,775.87	16,627.01
Other payables	1,507,858.28	1,496,322.33	1,067,735.71
Liabilities classified as disposal group held for sale	–	–	5,117.23
Non-current liabilities due within one year	2,437,117.27	1,499,414.00	1,848,760.64
Provisions	1,500.05	2,864.67	18,218.84
Other current liabilities	1,968,957.93	1,858,720.96	1,556,562.63
Total current liabilities	12,051,541.77	11,066,776.52	9,718,262.32
Non-current liabilities
Long-term loans	6,602,802.33	7,066,051.21	6,051,367.12
Derivative financial liabilities	43,008.90	64,951.26	38,340.51
Bonds payable	1,126,132.21	2,272,553.48	2,372,655.01
Long-term payables	135,961.02	143,503.69	20,882.04
Long-term employee benefits payable	9,702.50	8,590.31	–
Special payables	4,823.35	4,502.44	5,146.88
Deferred income tax liabilities	141,797.22	159,502.50	178,892.23
Deferred income	263,217.26	255,501.85	–
Other non-current liabilities	–	–	237,477.34
Total non-current liabilities	8,327,444.79	9,975,156.74	8,904,761.13
Total liabilities	20,378,986.56	21,041,933.26	18,623,023.45
Shareholders’ equity
Share capital	1,520,038.34	1,442,038.34	1,405,538.34
Capital reserve	1,825,077.72	2,399,371.08	1,666,252.19
Other comprehensive income	13,556.07	-102,039.51	–
Special reserves	2,949.99	3,960.64	4,580.64
Surplus reserve	818,627.47	724,259.44	713,169.97
Undistributed profit	3,760,647.44	3,031,701.52	2,466,961.13
Currency translation differences	–	–	-81,724.29
Total equity attributable to shareholders of the Company	7,940,897.03	7,499,291.51	6,174,777.98
Non-controlling interests	1,653,088.67	1,546,860.90	1,229,683.88
Total shareholders’ equity	9,593,985.70	9,046,152.41	7,404,461.86
Total liabilities and shareholders’ equity	29,972,972.26	30,088,085.67	26,027,485.31

(2)	Consolidated income statement over the past three years

Table-Consolidated income statement of the issuer over the past three years

Unit: RMB ten thousand

Item	2015	2014 (restated)	2013
I. Operating income	12,890,487.25	14,002,669.04	13,383,287.47
Less: Operating costs	9,152,126.38	10,453,150.93	10,286,504.53
Tax and levies on operations	115,776.03	104,880.22	104,385.51
Selling expenses	443.76	435.24	912.79
General and administrative expenses	399,664.52	401,745.18	343,335.23
Financial expenses	780,934.66	841,474.51	752,264.01
Impairment losses on assets	309,015.28	218,220.29	145,624.87
Add: Gain from changes in fair value	-1,674.22	4,253.77	-570.08
Investment income	169,719.60	142,944.64	85,104.41
Including: Investment income from associates and joint ventures	158,195.84	134,859.52	62,613.62
II. Operating profit	2,300,572.00	2,129,961.08	1,834,794.86
Add: Non-operating income	100,181.55	101,344.87	44,904.48
Including: Gain on disposal of non-current assets	7,421.90	1,885.06	2,616.72
Less: Non-operating expenses	62,240.83	74,164.46	114,769.22
Including: Loss on disposal of non-current assets	47,906.16	48,867.78	91,588.93
III. Profit before tax	2,338,512.72	2,157,141.49	1,764,930.12
Less: Income tax expense	583,545.02	621,188.58	454,495.30
IV. Net profit	1,754,967.70	1,535,952.91	1,310,434.82
Including: Net profit generated by acquiree before business combination under common control	–	199,531.61	–
Net profit attributable to shareholders of the Company	1,378,605.01	1,218,258.90	1,052,013.37
Net profit attributable to non-controlling interests	376,362.69	317,694.01	258,421.45
V. Earnings per share
Basic earnings per share	0.95	0.86	0.75
Diluted earnings per share	0.95	0.86	0.75

Item	2015	2014 (restated)	2013
VI. Other comprehensive income, net of tax	115,585.95	-23,993.60	-50,589.65
Other comprehensive income/(loss) attributable to shareholders of the Company may be reclassified to gain and loss, net of tax	115,595.58	-23,962.30	–
Including: Gains or losses from changes in fair value of available-for-sale financial assets	55,826.08	84,028.87	-10,624.34
Share of other comprehensive income of the equity-accounted investee	67,879.34	8,757.93	-3,548.14
Effective hedging portion of gain or loss arising from cash flows hedging instruments	5,192.18	-78,991.50	41,789.09
Translation differences of the financial statements of foreign operations	-13,302.02	-37,757.60	-78,206.26
Other comprehensive income attributable to non-controlling interest, net of tax	-9.63	-31.30	–
VII. Total comprehensive income	1,870,553.65	1,511,959.31	1,259,845.17
Total comprehensive income attributable to shareholders of the Company	1,494,200.59	1,194,296.60	1,001,499.40
Total comprehensive income attributable to non-controlling interests	376,353.06	317,662.71	258,345.77

(3)	Consolidated cash flows statement over the past three years

Table-Consolidated cash flows statement of the issuer over the past three years

Unit: RMB ten thousand

Item	2015	2014 (restated)	2013
I. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	14,484,072.40	15,828,958.58	15,058,637.96
Cash received from return of taxes and fees	7,907.36	10,618.35	25,220.41
Other cash received relating to operating activities	129,988.64	92,690.51	96,498.43
Sub-total of cash inflows of operating activities	14,621,968.40	15,932,267.44	15,180,356.80
Cash paid for goods and services received	7,818,865.66	9,642,407.70	8,975,564.45
Cash paid to and on behalf of employees	739,677.55	704,275.09	573,095.17
Payments of taxes	1,712,457.50	1,654,710.00	1,435,236.30
Other cash paid relating to operating activities	114,696.99	194,197.49	172,517.94
Sub-total of cash outflows of operating activities	10,385,697.70	12,195,590.28	11,156,413.86
Net cash flows generated from operating activities	4,236,270.70	3,736,677.16	4,023,942.94
II. Cash flows generated from investing activities
Cash received from withdraw of investment	–	38,470.24	10,278.40
Cash received on investment income	93,718.94	56,557.45	40,816.57
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	10,901.25	7,168.56	16,645.94
Net cash received from disposal of subsidiaries and other business units	–	50,380.92	619.95
Net cash received from acquiring subsidiaries	–	–	3,659.90
Other cash received relating to investing activities	6,842.85	7,096.64	20,924.30
Sub-total of cash inflows of investing activities	111,463.04	159,673.81	92,945.06
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	2,433,431.12	2,504,423.77	1,772,992.97
Cash paid for investments	88,978.00	26,687.70	222,706.04
Net cash paid for acquiring subsidiaries and other business units	967,093.10	1,799.13	–
Other cash paid relating to investing activities	1,766.85	4,561.26	2,671.07
Sub-total of cash outflows of investing activities	3,491,269.07	2,537,471.86	1,998,370.08
Net cash flows generated from investing activities	-3,379,806.03	-2,377,798.05	-1,905,425.02

Item	2015	2014 (restated)	2013
III. Cash flows generated from financing activities
Cash proceeds from investors	530,742.11	339,540.43	86,822.45
Including: Cash proceeds from non-controlling interests of subsidiaries	62,310.68	60,671.86	86,822.45
Cash received from borrowings	7,724,173.37	7,885,719.80	4,640,517.55
Other cash received relating to financing activities	42,201.11	2,195,900.00	27,447.18
Cash received from issuance of bonds	1,898,000.00	193,051.32	3,143,500.00
Sub-total of cash inflows of financing activities	10,195,116.59	10,614,211.55	7,898,287.18
Repayment of borrowings and bonds	9,840,067.44	10,018,038.56	8,875,836.81
Payments for dividends, profits or interests	1,716,716.44	1,646,137.70	1,178,193.96
Including: dividends paid to non-controlling interests of subsidiaries	295,419.38	157,038.66	53,987.58
Other cash paid relating to financing activities	52,398.58	16,116.36	68,265.23
Sub-total of cash outflows of financing activities	11,609,182.46	11,680,292.62	10,122,296.00
Net cash flows generated from financing activities	-1,414,065.87	-1,066,081.07	-2,224,008.82
IV. Effect of exchange rate fluctuations on cash	3,284.58	-5,837.90	-10,880.54
V. Net (decrease)/increase in cash	-554,316.62	286,960.14	-116,371.44
Add: cash as at beginning of the year	1,302,141.57	1,015,181.43	1,050,538.74
VI. Cash as at end of the year	747,824.95	1,302,141.57	934,167.30

2.	Financial statements of the parent company over the past three years

(1)	Balance sheet of the parent company over the past three years

Table- Balance sheet of the parent company of the issuer over the past three years

Unit: RMB ten thousand

Assets	End of 2015	End of 2014	End of 2013
Current assets:
Cash at bank and on hand	227,346.42	838,337.51	521,942.38
Notes receivable	38,029.72	15,889.98	20,898.18
Accounts receivable	485,999.09	555,567.34	635,077.11
Advances to suppliers	8,547.48	16,391.46	27,673.12
Interest receivable	21,392.06	14,268.77	16,834.53
Other receivables	174,743.21	235,473.06	122,872.24
Dividends receivable	105,845.95	84,232.00	39,272.76
Inventories	163,783.71	256,951.02	232,387.27
Assets classified disposal group as held for sale	–	–	75,053.17
Non-current assets due within one year	–	–	70,000.00
Other current assets	1,506,338.23	2,410,166.76	2,626,202.20
Total current assets	2,732,025.87	4,427,277.90	4,388,212.96
Non-current assets:
Available-for-sale financial assets	511,561.21	437,126.44	162,777.76
Long-term equity investment	6,584,596.91	5,561,467.38	5,398,053.79
Fixed assets	5,813,935.18	5,910,905.22	6,158,807.27
Construction-in-progress	132,355.38	230,064.56	415,477.74
Construction material	8,998.91	11,384.02	114,210.93
Fixed assets pending for disposal	31.16	10.28	10.28
Intangible assets	166,227.60	172,412.97	177,289.62
Long-term deferred expenses	1,097.12	1,720.71	1,747.74
Deferred income tax assets	–	15,918.66	47,667.38
Other non-current assets	1,422,622.01	349,263.01	179,683.30
Total non-current assets	14,641,425.48	12,690,273.25	12,655,725.81
Total assets	17,373,451.35	17,117,551.15	17,043,938.77

Liabilities and shareholders’ equity	End of 2015	End of 2014	End of 2013
Current liabilities:
Short-term loans	3,489,000.00	3,111,000.00	3,149,000.00
Accounts payable	322,111.00	562,698.92	595,203.22
Advances from customers	15,644.20	13,782.71	10,223.38
Employee benefits payable	8,922.60	7,288.55	6,877.62
Taxes payable	33,596.68	11,616.74	66,164.97
Interest payable	57,911.64	84,224.36	85,664.73
Other payables	274,938.84	346,189.87	354,090.84
Non-current liabilities due within one year	1,543,557.14	821,335.92	1,434,642.65
Other current liabilities	1,959,723.87	1,850,451.65	1,532,179.66
Provisions	1,450.03	2,819.07	–
Total current liabilities	7,706,856.00	6,811,407.79	7,234,047.07
Non-current liabilities:
Long-term loans	1,025,417.74	1,428,632.12	1,660,471.21
Bonds payable	1,126,132.21	2,272,553.48	2,372,655.01
Long-term employee benefits payable	24.58	–	–
Special payables	3,034.94	3,008.31	3,024.72
Deferred income tax liabilities	8,270.92	–	–
Deferred income	193,237.84	195,899.48	–
Other non-current liabilities	–	–	204,548.86
Derivative financial liabilities	8,045.68	9,916.40	11,656.84
Total non-current liabilities	2,364,163.91	3,910,009.79	4,252,356.64
Total liabilities	10,071,019.91	10,721,417.58	11,486,403.71
Shareholders’ equity:
Share capital	1,520,038.34	1,442,038.34	1,405,538.34
Capital reserve	1,701,774.43	1,681,602.70	1,497,728.26
Other comprehensive income	244,224.73	119,116.27	–
Special reserves	2,183.53	3,447.43	4,156.84
Surplus reserve	818,627.47	724,259.44	713,169.97
Undistributed profit	3,015,582.94	2,425,669.39	1,936,941.65
Total equity attributable to shareholders of the Company.	7,302,431.44	6,396,133.57	5,557,535.06
Total shareholders’ equity	7,302,431.44	6,396,133.57	5,557,535.06
Total liabilities and shareholders’ equity	17,373,451.35	17,117,551.15	17,043,938.77

(2)	Income statement of the parent company over the past three years

Table- Income statement of the parent company of the issuer over the past three years

Unit: RMB ten thousand

Item	2015	2014	2013
I. Operating income	4,882,476.55	5,427,407.40	5,996,521.10
Less: Operating costs	3,293,232.49	3,857,211.21	4,323,205.29
Tax and levies on operations	54,210.61	50,730.40	57,836.92
General and administrative expenses	219,104.07	221,114.96	212,899.11
Financial expenses	470,057.98	506,674.83	492,066.26
Impairment losses on assets	232,822.07	286,404.86	330,204.73
Add: Investment income	845,905.98	607,240.41	506,376.43
Including: Investment income from associates and joint ventures	112,517.66	101,928.77	62,510.13
II. Operating profit	1,458,955.31	1,112,511.55	1,086,685.22
Add: Non-operating income	74,007.21	290,664.72	20,811.41
Including: Gain on disposal of non-current assets	4,862.82	215,475.01	685.32
Less: Non-operating expenses	31,449.26	40,324.07	36,948.38
Including: Loss on disposal of non-current assets	23,601.46	27,861.86	21,743.44
III. Profit before tax	1,501,513.26	1,362,852.20	1,070,548.25
Less: Income tax expense	265,948.54	328,044.78	314,657.51
IV. Net profit	1,235,564.72	1,034,807.42	755,890.74
Net profit attributable to shareholders of the company	1,235,564.72	1,034,807.42	755,890.74
V. Other comprehensive income/(loss), net of tax	125,108.46	94,092.13	-7,154.80
Other comprehensive income/(loss) attributable to shareholders of the Company may be reclassified to gain and loss, net of tax	125,108.46	94,092.13	-7,154.80
Including: Gains or losses from changes in fair value of available-for-sale finanical assets	55,826.08	84,028.87	-10,624.34
Share of other comprehensive income of equity-accounted investee	67,879.34	8,757.93	-3,548.14
Effective hedging portion of gain or loss arising from cash flows hedging instruments	1,403.04	1,305.33	7,017.68
VI. Total comprehensive income	1,360,673.18	1,128,899.55	748,735.94
Total comprehensive income attributable to shareholders of parent Company	1,360,673.18	1,128,899.55	748,735.94

(3)	Cash flows statement of the parent company over the past three years

Table- Cash flows statement of the parent company of the issuer over the past three years

Unit: RMB ten thousand

Item	2015	2014	2013
I. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	5,737,747.55	6,410,335.91	7,022,391.73
Cash received from return of taxes and fees	299.94	60.52	–
Other cash received relating to operating activities	136,301.40	61,707.38	61,843.10
Sub-total of cash inflows of operating activities	5,874,348.89	6,472,103.81	7,084,234.83
Cash paid for goods and services received	3,166,894.84	3,757,706.80	3,882,866.38
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	333,133.48	328,450.52	314,445.07
Payments of taxes	710,462.58	775,382.57	757,497.23
Other cash paid relating to operating activities	74,186.94	130,725.68	93,845.55
Sub-total of cash outflows of operating activities	4,284,677.84	4,992,265.57	5,048,654.23
Net cash flows generated from operating activities	1,589,671.05	1,479,838.24	2,035,580.60
II. Cash flows generated from investing activities
Cash received from withdraw of investment	–	155,090.14	–
Cash received on investment income	798,028.44	495,785.55	458,786.92
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	5,769.25	462,981.55	3,846.83
Net cash received from disposal of subsidiaries and other business units	–	53,829.76	1,026.76
Sub-total of cash inflows of investing activities	803,797.69	1,167,687.00	463,660.51
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	393,317.25	561,865.35	634,323.81
Cash paid for investments	1,708,166.71	547,731.90	685,112.86
Sub-total of cash outflows of investing activities	2,101,483.96	1,109,597.25	1,319,436.67
Net cash flows generated from investing activities	-1,297,686.27	58,089.75	-855,776.16

Item	2015	2014	2013
III. Cash flows generated from financing activities
Cash proceeds from investors	468,431.43	245,398.57	–
Cash received from borrowings	5,123,000.00	5,033,023.78	4,010,644.90
Other cash received relating to financing activities	16,191.37	9,707.17	17,720.18
Cash received from issuance of bonds	1,898,000.00	2,195,900.00	3,143,500.00
Sub-total of cash inflows of financing activities	7,505,622.80	7,484,029.52	7,171,865.08
Repayment of borrowings and bonds	7,390,934.28	7,667,324.68	7,414,457.48
Payments for dividends, profits or interests	1,014,301.36	1,030,312.09	804,088.18
Other cash paid relating to financing activities	8,700.00	6,950.00	67,951.59
Sub-total of cash outflows of financing activities	8,413,935.64	8,704,586.77	8,286,497.25
Net cash flows generated from financing activities	-908,312.83	-1,220,557.25	-1,114,632.17
IV. Effect of exchange rate fluctuations on cash	6,332.40	-992.13	364.28
V. Net increase in cash	-609,995.65	316,378.61	65,536.55
Cash as at beginning of the year	836,038.70	519,660.09	454,123.54
VI. Cash as at end of the year	226,043.05	836,038.70	519,660.09

3.	Change in consolidation scope of the issuer over the past three years

(1)	Change in consolidated statement scope of the issuer for 2013

Change mode	Name of subsidiaries	Reason for change
Increase	Huaneng Luoyang Co-generation Limited Liability Company	M&A
	Huaneng Jinling Combined Cycle Co-generation Co., Ltd.	M&A
	Huaneng Nanjing Combined Cycle Co-generation Co., Ltd.	Newly founded
	Huaneng Jiuquan II Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Shantou Haimen Power Limited Liability Company	Newly founded
	Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	Newly founded
	Chongqing Huaqing Energy Co., Ltd.	Newly founded
	Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Guizhou Panxian Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Jiangxi Clean Energy Limited Liability Company	Newly founded
	Huaneng Suzhou Combined Cycle Co-generation Co., Ltd.	Newly founded
	Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	Newly founded
	Jiangsu Huayi Energy Co., Ltd.	Newly founded
	Huaneng Xuzhou Tongshan Wind Power Co., Ltd.	Newly founded
Decrease	Zhuozhou Liyuan Co-generation Co., Ltd.	Equity transfer

(2)	Change in consolidated statement scope of the issuer for 2014

Change mode	Name of subsidiaries	Reason for change
Increase	Huaneng Zhumadian Wind Power Generation Co., Ltd.	M&A
	Huaneng Nanjing Co-generation Co., Ltd	Newly founded
	Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Luoyuan Power Limited Liability Company	Newly founded
	Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	Newly founded
	Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Mianchi Co-generation Limited Liability Company	Newly founded
	Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	Newly founded
	Huaneng Nanjing Xingang Heating Co., Ltd.	Newly founded
	Huaneng Changxing Photovoltaic Power Limited Liability Company	Newly founded
	Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Shanxi City of Science & Technology Project Management Co., Ltd.	Newly founded
	Huaneng Guilin Gas Distributed Energy Co., Ltd.	Newly founded
	Huaneng (Dalian) Co-generation Co., Ltd.	Newly founded
	Huaneng Zhongxiang Wind Power Generation Co., Ltd.	Newly founded
	Huaneng Guanyun Co-generation Co., Ltd.	Newly founded
Decrease	Huaneng (Fuzhou) Luoyuanwan Pier Limited Company	Equity transfer
	Huaneng Luoyuan Ludao Pier Limited Company	Equity transfer

(3)	Change in consolidated statement scope of the issuer for 2015

Change mode	Name of subsidiaries	Reason for change
Increase	Huaneng Chaohu Power Generation Co. Ltd.	M&A
	Huaneng Yingcheng Thermal Power Co. Ltd.	M&A
	Huaneng Wuhan Power Generation Co. Ltd.	M&A
	Huaneng Hualiangting Hydropower Co., Ltd.	M&A
	Huaneng Suzhou Thermal Power Co., Ltd.	M&A
	Huaneng Jingmen Thermal Power Co., Ltd.	M&A
	Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd.	M&A
	Huaneng Hainan Power Inc.	M&A
	Huaneng Ruijin Power Generation Co., Ltd.	M&A
	Huaneng Anyuan Power Generation Co., Ltd.	M&A
	Huaneng Shanxi Taihang Power Generation Limited Liability Company	Newly founded
	Huaneng Mianchi Clean Energy Limited Liability Company	Newly founded
	Huaneng Zhuolu Clean Energy Limited Liability Company	Newly founded
	Huaneng Tongwei Wind Power Limited Liability Company	Newly founded
	Huaneng Yizheng Power Generation Limited Liability Company	Newly founded
	Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	Newly founded
	Huaneng Shanyin Power Generation Limited Liability Company	Newly founded
	Huaneng Jiangsu Energy Sales Limited Liability Company	Newly founded
	Huaneng Liaoning Energy Sales Limited Liability Company	Newly founded
	Huaneng Guangdong Energy Sales Limited Liability Company	Newly founded
	Huaneng Suizhou Energy Sales Limited Liability Company	Newly founded
	Huaneng Changle Photovoltaic Power Limited Liability Company	Newly founded
	Huaneng Longyan Wind Power Generation Limited Liability Company	Newly founded
	Huaneng Yunnan Malong Wind Power Generation Limited Liability Company	Newly founded
	Huaneng Dandong Photovoltaic Power Limited Liability Company	Newly founded
	Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	Newly founded
	Huaneng Yangxi Photovoltaic Power Limited Liability Company	Newly founded
Decrease	Huaneng Yingkou Port Limited Liability Company	Transferred to joint venture

(II)	Major financial indicators over the past three years

Table – Major financial data over the past three years

Unit: RMB ten thousand

Key financial data	End of 2015	End of 2014 (Restated)	End of 2013
Total assets	29,972,972.26	30,088,085.67	26,027,485.31
Cash at bank and on hand	753,781.26	1,358,087.81	943,338.54
Total liabilities	20,378,986.56	21,041,933.26	18,623,023.45
Shareholders’ equity	9,593,985.70	9,046,152.41	7,404,461.86
Operating income	12,890,487.25	14,002,669.04	13,383,287.47
Net profit	1,754,967.71	1,535,952.91	1,310,434.82
Net cash flows generated from operating activities	4,236,270.70	3,736,677.16	4,023,942.94
Net cash flows generated from investing activities	-3,379,806.03	-2,377,798.05	-1,905,425.02
Net cash flows generated from financing activities	-1,414,065.87	-1,066,081.07	-2,224,008.82

Table – Major financial indicators over the past three years

Unit: RMB ten thousand, times, x, %

Financial indicator	End of 2015	End of 2014 (Restated)	End of 2013
Current ratio	0.26	0.36	0.34
Quick ratio	0.22	0.29	0.28
Asset-liability ratio	67.99	69.93	71.55
Turnover ratio of receivables	8.60	9.21	9.04
Inventory turnover ratio	14.26	15.06	15.90
Interest coverage ratio	3.55	3.21	3.07
EBITDA	4,565,400.10	4,334,097.75	3,693,891.45
EBITDA interest coverage ratio	5.20	4.62	4.46
ROE	18.83	18.67	17.70
ROA	5.84	5.47	5.03

Notes:

(1)	Current ratio = current assets/current liabilities

(2)	Quick ratio = (current assets – inventories)/current liabilities

(3)	Asset-liability ratio = (total liabilities/total assets) × 100%

(4)	Turnover ratio of receivables = operating income/net average accounts receivable, the average data in 2013 is the closing data of the year

(5)	Inventory turnover ratio = operating costs/net average inventory, the average data in 2013 is the closing data of the year

(6)	Interest coverage ratio = (gross profit + interest expenses in financial expenses)/(interest expenses in financial expenses + capitalized interest expenses)

(7)
EBITDA = gross profit + depreciation of fixed assets + depreciation of investment property + amortization of intangible assets + amortization of long-term deferred expenses + interest expenses included in financial expenses

(8)
EBITDA interest coverage ratio = (gross profit + depreciation of fixed assets + depreciation of investment property + amortization of intangible assets + amortization of long-term deferred expenses + interest expenses included in financial expenses)/(interest expenses included in financial expenses + capitalized interests)

(9)	ROE = (net profit/average net assets) × 100%, the average data in 2013 is the closing data of the year

(10)	ROA = (net profit/average total assets) × 100%, the average data in 2013 is the closing data of the year

(III)	Concise financial analysis by the management

Based on the consolidated basis, for the year 2013, 2014 and 2015, the operating income of the Company was RMB133,832.8747 million, RMB140,026.6904 million and RMB128,904.8725 million, respectively. The operating income in 2015 declined slightly due to the impact of market; net profit amounted to RMB13,104.3482 million, RMB15,359.5291 million and RMB17,549.6771 million, respectively; cash inflows generated from operating activities were RMB151,803.568 million, RMB159,322.6744 million and RMB 146,219.684 million, respectively; net cash flows generated from operating activities were RMB40,239.4294 million, RMB37,366.7716 million and RMB42,362.707 million, respectively. Given the stable operating performance and strong profitability of the Company, the Company has strong ability to repay the principal and interests.

The Company maintained prudent financial policies in a long run and sound liquidity by focusing on the management of liquidity; the Company can sell off the current assets to supplement the debt capital if necessary. As at the end of 2015, the balance of the current assets based on the consolidated statement amounted to RMB31,886.5907 million; when necessary, selling off current assets provides guarantee for the repayment of the debts in a timely manner through.

The Company has sound financial situations, credit records and market reputation, and established a long-term and stable cooperative relationship with a number of domestic large financial institutions; so the Company has strong indirect financing capacity. If the Company fails to obtain sufficient funds from the expected source of repayment in a timely manner under unforeseen circumstances, the Company will raise the funds required for the repayment of the principal and interests of the bonds through indirect financing depending on good credit standing and cooperative relationship with financial institutions. As at the end of 2015, the Company acquired a total bank credit line of RMB335 billion and RMB235.7 billion has not been used. The Company’s unused credit line provides strong guarantee for the repayment of the bonds.

IV.	USE OF PROCEEDS FROM THE ISSUANCE OF BONDS

The funds raised from the bonds after deducting the issuance costs are intended to be used for debt restructuring and working capital. The bonds will be issued in different stages and the relevant approval and issuance time are still undetermined. After the issuance of various bonds and receipts of the funds raised, the Company will make appropriate adjustments of the specific repayment plan based on the actual time of receipts of the funds raised from the various bonds and the requirements for debt restructuring of the Company by following the principle of optimizing the Company’s financial structure and reducing interest expenses.

1.	The impact on the structure of assets and liabilities of the Company

The successful issuance of the bonds will effectively increase the total working capital of the Company; the Company’s financial leverage will be used more reasonably and conducive to the steady implementation of the overall arrangement of the Company’s medium-and long-term funds and strategic objectives.

2.	The impact on the financial expenses of the Company

Compared with the indirect financing through bank loans, corporate bonds as direct financing products in the capital market have cost advantages. The Company could control the Company’s financial costs through the issuance of fixed-rate corporate bonds to avoid the risk of fluctuations in interest rates. At the same time, it will allow the Company to obtain the long-term stable operating funds, reduce the pressure on short-term debt repayment, and promote the sustained and stable development of the Company.

3.	The impact on short-term solvency of the Company

The use of proceeds from the issue of bonds will supplement the working capital of the Company, increase the Company’s liquidity ratio, enhance the covering capacity of current assets to current liabilities, and further enhance the short-term solvency.

In summary, the issuance of the bonds will further optimize the Company’s financial structure, enhance the Company’s short-term solvency, provide stable middle-to-long-term financial support for the Company’s future business development, enable the company to better face the market challenges, maintain constant and steady growth in the major business, further expand its market share, and improve the Company’s profitability and core competitiveness.

V.	OTHER IMPORTANT MATTERS

As of 31 December 2015, the Company had balance of external guarantee of approximately RMB12.366 billion in total, among which, balance of external guarantee provided to its wholly-owned subsidiary, Tuas Power Generation Pte Ltd. was approximately RMB12.366 billion. The balance of external guarantee of the Company represents 15.57% of the equity attributable to the shareholders the Company in the consolidated financial statements at the end of 2015.

The Company had no pending litigation or arbitration which may have a material impact on the Company’s financial condition, operating results, reputation, business activities, and future prospects.

Notice is hereby given.

Board of Directors of Huaneng Power International, Inc.
10 May 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     May 10, 2016